For Immediate Release

Nordion Announces the Renewal of its Normal Course Issuer Bid.

Decision reflects strong balance sheet while maintaining financial flexibility to execute strategic plans

OTTAWA, CANADA – January 31, 2012 – Nordion Inc., a leading provider of products and services to the global health science market, today announced that its Board of Directors has approved the renewal of its Normal Course Issuer Bid (NCIB) to purchase for cancellation common shares of the Company through the facilities of the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), or other alternative trading systems, if eligible.

“We believe in the underlying value and long-term growth opportunity Nordion represents,” said Steve West, Chief Executive Officer, Nordion. “We view the renewal of our share buyback program as an appropriate use of capital to enhance shareholder value while maintaining the strength of our balance sheet, and the financial flexibility to execute our strategic plans.”

Nordion has been authorized by the TSX to purchase for cancellation up to 3,105,901 common shares of its 62,118,021 common shares outstanding as of January 24, 2012 which represents approximately 5% of its outstanding common shares. Annual purchases under the NCIB may begin on February 2, 2012 and will end no later than February 1, 2013. Subject to any block purchases made in accordance with the rules of the TSX, daily purchases will be limited to 9,804 common shares, which represent 25% of the average daily trading volume on the TSX of 39,215 common shares over the six-month period between July 1, 2011 and December 31, 2011.

Nordion has entered into an automatic share purchase plan (ASPP) under which the Company’s broker, RBC Capital Markets, purchases shares in accordance with the policies of the applicable exchange that the common shares are purchased on and based on guidelines the Company provides the broker at the time the ASPP is established.  The ASPP may be cancelled or modified only during periods in which the Company is not in possession of material non-disclosed information. Purchases will be made on the open market through the facilities of the TSX and the NYSE or other alternative trading systems, if eligible, in accordance with their respective rules. Approval of the bid is not required from the NYSE. The price to be paid will be the market price at the time of acquisition, plus brokerage fees, or such other price as the TSX may permit.

Directors and senior officers of the Company have advised that they currently do not intend to sell shares during the course of the NCIB.

Over the past 12 months, Nordion has purchased and cancelled 5,258,632 common shares at an average price of $10.52 per share, spending a total of $55.4 million under the current NCIB which terminated on January 25, 2012.

Nordion believes that, depending on the trading price of its shares and other factors, the purchase of some of the Company’s common shares under an NCIB for cancellation is an appropriate use of cash and in the best interest of Nordion and its shareholders. Nordion intends to monitor and assess cash requirements, liquidity, access to capital, and credit facility covenants in determining the final number of common shares that are repurchased.

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has more than 500 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at http://twitter.com/NordionInc.

Caution Concerning Forward-Looking Statements
This release contains forward-looking statements, within the meaning of applicable securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and similar words and expressions are also intended to identify forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Accordingly, this release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in our 2011 Annual Information Form (AIF) and in our other filings with the Canadian provincial securities commissions and the US Securities and Exchange Commission, and our success in anticipating and managing those risks. We caution readers not to place undue reliance on the Company’s forward-looking statements, as a number of factors could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

CONTACTS:
INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

MEDIA:
Tanya Pobuda
 (613) 592-3400 x. 2280
tanya.pobuda@nordion.com

SOURCE: Nordion